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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)


                                   CPAC, INC.
                                (Name of Issuer)


                     COMMON STOCK PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)


                                    126145101
                                 (CUSIP Number)


                                   ELIOT LAUER               (212) 696-6192
                                   CURTIS, MALLET-PREVOST, COLT & MOSLE
                                   101 PARK AVENUE, SUITE 3500
                                   NEW YORK, NEW YORK  10178
            (Name, Address and Telephone number of Person Authorized
                     to Receive Notices and Communications)


                                 AUGUST 29, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

Check the following box if a fee is being paid with the statement. / / (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 13 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 19 Pages

- --------------------------------
CUSIP No. 126145101
- --------------------------------

- --------------------------------------------------------------------------------
   1      Name of Reporting Person
            S.S. or I.R.S. Identification No. of Above Person

            CPAC Investors, L.L.C.; 51-0369089
- --------------------------------------------------------------------------------
   2      Check the Appropriate Box if a Member of a Group*            (a) / /
                                                                       (b) /X/
- --------------------------------------------------------------------------------
   3      SEC Use Only

- --------------------------------------------------------------------------------
   4      Source of Funds

            Not applicable
- --------------------------------------------------------------------------------
   5      Check Box if Disclosure of Legal Proceedings is

          Required Pursuant to Items 2(d) or 2(E)                          / /
- --------------------------------------------------------------------------------
   6      Citizenship or Place of Organization

            Delaware, USA
- --------------------------------------------------------------------------------
            Number of                  7      Sole Voting Power
             Shares                                - 0 -
          Beneficially            ----------------------------------------------
            Owned By                   8      Shared Voting Power
              Each                                 - 0 -
            Reporting             ----------------------------------------------
             Person                    9      Sole Dispositive Power
              With                                 - 0 -
                                  ----------------------------------------------
                                      10      Shared Dispositive Power
                                                   - 0 -
- --------------------------------------------------------------------------------
  11      Aggregate Amount Beneficially Owned by Each Reporting Person

               - 0 -
- --------------------------------------------------------------------------------
  12      Check Box if the Aggregate Amount in Row (11)

          Excludes Certain Shares*                                         / /
- --------------------------------------------------------------------------------
  13      Percent of Class Represented by Amount in Row (11)

                  0%
- --------------------------------------------------------------------------------
  14      Type of Reporting Person*

               00 -- limited liability company
- --------------------------------------------------------------------------------


- -------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT

                               Page 2 of 19 Pages

- --------------------------------
CUSIP No. 126145101
- --------------------------------

- --------------------------------------------------------------------------------
   1      Name of Reporting Person
            S.S. or I.R.S. Identification No. of Above Person

            The Relatasi Trust
            by Mercotrust Limited, Trustee
- --------------------------------------------------------------------------------
   2      Check the Appropriate Box if a Member of a Group*            (a) / /
                                                                       (b) /X/
- --------------------------------------------------------------------------------
   3      SEC Use Only

- --------------------------------------------------------------------------------
   4      Source of Funds

            Not applicable
- --------------------------------------------------------------------------------
   5      Check Box if Disclosure of Legal Proceedings is

          Required Pursuant to Items 2(d) or 2(E)                          / /
- --------------------------------------------------------------------------------
   6      Citizenship or Place of Organization

            Principality of Liechtenstein
- --------------------------------------------------------------------------------
            Number of                  7      Sole Voting Power
             Shares                                - 0 -
          Beneficially            ----------------------------------------------
            Owned By                   8      Shared Voting Power
              Each                                 - 0 -
            Reporting             ----------------------------------------------
             Person                    9      Sole Dispositive Power
              With                                 - 0 -
                                  ----------------------------------------------
                                      10      Shared Dispositive Power
                                                   - 0 -
- --------------------------------------------------------------------------------
  11      Aggregate Amount Beneficially Owned by Each Reporting Person

               - 0 -
- --------------------------------------------------------------------------------
  12      Check Box if the Aggregate Amount in Row (11)

          Excludes Certain Shares*                                         / /
- --------------------------------------------------------------------------------
  13      Percent of Class Represented by Amount in Row (11)

                  0%
- --------------------------------------------------------------------------------
  14      Type of Reporting Person*

               CO
- --------------------------------------------------------------------------------

- -------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT

                               Page 3 of 19 Pages

- --------------------------------
CUSIP No. 126145101
- --------------------------------

- --------------------------------------------------------------------------------
   1      Name of Reporting Person
            S.S. or I.R.S. Identification No. of Above Person

            Isaac Herzog
- --------------------------------------------------------------------------------
   2      Check the Appropriate Box if a Member of a Group*            (a) / /
                                                                       (b) /X/
- --------------------------------------------------------------------------------
   3      SEC Use Only

- --------------------------------------------------------------------------------
   4      Source of Funds

            Not applicable
- --------------------------------------------------------------------------------
   5      Check Box if Disclosure of Legal Proceedings is

          Required Pursuant to Items 2(d) or 2(E)                          / /
- --------------------------------------------------------------------------------
   6      Citizenship or Place of Organization

            Israel
- --------------------------------------------------------------------------------
            Number of                  7      Sole Voting Power
             Shares                                - 0 -
          Beneficially            ----------------------------------------------
            Owned By                   8      Shared Voting Power
              Each                                 - 0 -
            Reporting             ----------------------------------------------
             Person                    9      Sole Dispositive Power
              With                                 - 0 -
                                  ----------------------------------------------
                                      10      Shared Dispositive Power
                                                   - 0 -
- --------------------------------------------------------------------------------
  11      Aggregate Amount Beneficially Owned by Each Reporting Person

               - 0 -
- --------------------------------------------------------------------------------
  12      Check Box if the Aggregate Amount in Row (11)

          Excludes Certain Shares*                                         / /
- --------------------------------------------------------------------------------
  13      Percent of Class Represented by Amount in Row (11)

                  0%
- --------------------------------------------------------------------------------
  14      Type of Reporting Person*

              IN
- --------------------------------------------------------------------------------

- -------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT

                               Page 4 of 19 Pages

                                PRELIMINARY NOTE

                  This statement constitutes Amendment No. 3 to a Schedule 13D dated September 25, 1995, as amended by Amendment No. 1 dated November 2, 1995 and Amendment No. 2 dated December 28, 1995, with respect to the common stock, par value $0.01 per share (the "Common Stock"), of CPAC, Inc., a New York corporation whose principal executive offices are located at 2364 Leicester Road, Leicester, New York 14481 (the "Company").

                  Items 2, 3, 4, 5, 6 and 7 are hereby amended so that, as amended, they shall read in their entirety as set forth below. For purposes of the EDGAR filing, Item 1 is restated.

ITEM 1. SECURITY AND ISSUER.

                  This statement on Schedule 13D is being filed with respect to the common stock, par value $0.01 per share (the "Common Stock"), of CPAC, Inc., a New York corporation whose principal executive offices are located at 2364 Leicester Road, Leicester, New York 14481 (the "Company").

ITEM 2. IDENTITY AND BACKGROUND.

                  [Item 2 is hereby amended so that, as amended, it shall read in its entirety as follows:]

                   This statement is being filed on behalf of: (i) CPAC Investors, L.L.C., a limited liability company organized under the laws of the State of Delaware ("CPAC Investors"), (ii) the Relatasi Trust, an irrevocable trust created under the laws of Liechtenstein, which owns a 54.1486% interest in CPAC Investors and has an

                               Page 5 of 19 Pages
irrevocable proxy to vote an additional 40.6224% of the currently outstanding membership interests of CPAC Investors, by its trustee, Mercotrust Limited, a trust company organized under the laws of Liechtenstein ("Mercotrust"), and
(iii) Mr. Isaac Herzog, the protector of the Relatasi Trust, in connection with the sale by CPAC Investors to the Company of an aggregate of 1,250,000 shares of the Common Stock owned of record by CPAC Investors, which constitutes all of the Common Stock that was owned by CPAC Investors. CPAC Investors previously reported its ownership of 1,000,000 shares of the Common Stock on Amendment No. 2 to its Schedule 13D, dated December 28, 1995. Subsequent to that time, the Company effected a five-for-four split of its Common Stock, so that CPAC Investors' ownership increased to 1,250,000 shares.

                  CPAC Investors' principal business is the making and management of investments. Its principal business and office address is 1209 Orange Street, Wilmington, Delaware 19801. CPAC Investor's sole manager is Mr. Eliot Lauer, a United States citizen, whose principal business address is 101 Park Avenue, Suite 3500, New York, New York, 10178. Mr. Lauer's principal occupation is that of an attorney. He is a partner at the law firm of Curtis, Mallet-Prevost, Colt & Mosle, of which the principal business and office address is 101 Park Avenue, New York, NY 10178-0061. CPAC Investors has no officers.

                  Mercotrust is a trust company which engages in a range of fiduciary activities. Its principal business and office address is Aeulestrasse 5, P.O. Box 83, FL-

                               Page 6 of 19 Pages

9490 Vaduz, Liechtenstein. Information with respect to the executive officers and directors of Mercotrust is included on Schedule A hereto.

                  Mr. Herzog, a citizen of Israel, is the protector of the Relatasi Trust. His principal occupation is that of an attorney, and his business address is Asia House 4, Weizmann Street, 64 239 Tel Aviv, Israel. Mr. Herzog is a partner at the law firm of Herzog, Fox & Neeman, the principal business and office of which is located at the address in the immediately preceding sentence.

                  During the last five years, none of CPAC Investors, the Relatasi Trust, Mercotrust, Mr. Lauer, Mr. Herzog, nor, to the best of the knowledge of Mercotrust, any executive officer or director of Mercotrust, has:
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  [Item 3 is hereby amended so that, as amended, it shall read in its entirety as follows:]

                  Not applicable.


                               Page 7 of 19 Pages

ITEM 4.           PURPOSE OF TRANSACTION.

                  [Item 4 is hereby amended so that, as amended, it shall read in its entirety as follows:]

                  Based on its evaluation of the availability and alternative uses of funds, and general economic and industry conditions, CPAC Investors determined to sell all of the Common Stock that it held in order to use the funds for other purposes.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  [Item 5 is hereby amended so that, as amended, it shall read in its entirety as follows:]

                  (a)      As of the date hereof CPAC Investors owns no Common
                           Stock.

                  (b)      Not applicable.

                  (c) The trading dates, number of shares of Common Stock purchased and price per share for all transactions in the Common Stock by CPAC Investors during the past 60 days are as follows:

                    Date of                No. of Shares
                  Transaction             Purchased (Sold)           Price Per Share
                  -----------             ----------------           ---------------
                   08/29/96                 (1,250,000)                 $8-61/64


We have been advised by J.E. Sheehan & Company, Inc., the agent who arranged the sales for CPAC Investors, that the 1,250,000 shares of Common Stock were sold to several unrelated purchasers in transactions effected on the Nasdaq National Market.
                  (d)      Not applicable.


                               Page 8 of 19 Pages

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  [Item 6 is hereby amended so that, as amended, it shall read in their entirety as follows:]

                  Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any of CPAC Investors, the Relatasi Trust, Mercotrust, Mr. Lauer, Mr. Herzog or to the best of the knowledge of Mercotrust, any executive officer or director of Mercotrust, and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.           MATERIALS TO BE FILED AS EXHIBITS.

                  [Item 7 is hereby amended so that, as amended, it shall read in its entirety as follows:]

         Exhibit A:      Joint Filing Agreement dated October 2 and 3, 1995

         Exhibit B:      Power of Attorney in favor of Eliot Lauer and
                         Jeremiah T. Mulligan granting each of them the power to file Schedule 13D and any amendments thereto on behalf of Mercotrust Limited, as Trustee of the Relatasi Trust

         Exhibit C:      Power of Attorney in favor of Eliot Lauer and
                         Jeremiah T. Mulligan granting each of them the power to file this amendment to Schedule 13D on behalf of Isaac
                         Herzog, as Protector of the Relatasi Trust


                               Page 9 of 19 Pages

         Exhibit D:      Agreement of Rescission, Repurchase and Settlement
                         dated as of November 1, 1995, between CPAC, Inc. and CPAC Investors, L.L.C.

         Exhibit E:      Agreement of James Seldon, Jr. relating to voting of
                         Common Stock, dated October 31, 1995

         Exhibit F:      Agreement of Thomas N. Hendrickson relating to voting
                         of Common Stock, dated October 31, 1995

         Exhibit G:      Letter Agreement of Robert Oppenheimer relating to
                         voting of Common Stock, dated October 31, 1995

         Exhibit H:      Letter Agreement of S. Daniel Abraham relating to
                         voting of Common Stock, dated October 31, 1995

         Exhibit I: Letter Agreement of Thomas N. Hendrickson relating to sale of Common Stock to CPAC Investors, dated October 31, 1995

         Exhibit J:      Letter Agreement of Joseph E. Sheehan relating to sale
                         of Common Stock to CPAC Investors, dated November 1,
                         1995

         Exhibit K:      Letter Agreement of J. E. Sheehan & Company, Inc.
                         relating to soliciting votes of Common Stock, dated
                         October 31, 1995. (A certain attachment to this Letter
                         Agreement is not included as part of Exhibit K)

         Exhibit L:      Subscription Agreement, dated December 28, 1996,
                         pursuant to which CPAC Investors purchased the 632,000 shares




                               Page 10 of 19 Pages

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 27, 1996

                                        CPAC INVESTORS, L.L.C.


                                        By:   /s/ Eliot Lauer
                                           -------------------------------------
                                             Eliot Lauer, Manager


                                        /s/ Eliot Lauer
                                        ----------------------------------------
                                        Eliot Lauer,
                                        Attorney-in-Fact for:

                                        MERCOTRUST LIMITED,
                                             Trustee of, and on behalf of, the
                                             Relatasi Trust

                                        Mr. Isaac Herzog,
                                             Protector of the Relatasi Trust




                               Page 11 of 19 Pages

                                                                      Schedule A


                               Mercotrust Limited

                        Executive Officers and Directors


                                                                     Name and
Name and                    Business           Principal             Address of
Citizenship*                Address**          Occupation            Employer***
- ------------                ---------          ----------            -----------
Dr. Guido Meier                                Lawyer

Edmund Frick                                   Professional
                                                 Trustee

Olaf Walser                                    Professional
                                                 Trustee

Dr. Kamil Braxator                             Economist
Swiss

Dr. Werner Keicher                             Economist
Swiss

Herta Hemmerle                                 Professional
                                                 Trustee

Waltraud Notaro                                Accountant


*Unless otherwise indicated, all of the following persons are citizens of Liechtenstein.

**Unless otherwise indicated, the business address of each of the listed persons is Aeulestrass 5, 9490 Vaduz, Liechtenstein.

***Unless otherwise indicated, the name and address of the employer of the listed persons is the General Trust Company, Aeulestrass 5, 9490 Vaduz, Liechtenstein. THe General Trust Company is the sole parent of Mercotrust Limited.




                               Page 12 of 19 Pages

                                  EXHIBIT INDEX



EXHIBIT NO.     DESCRIPTION                                        SEQ. PAGE NO.
- -----------     -----------                                        -------------
    A           Joint Filing Agreement dated October 2 and 3,           15
                1995

    B           Power of Attorney in favor of Eliot Lauer and           N/A
                Jeremiah T. Mulligan granting each of them the
                power to file Schedule 13D and any amendments
                thereto on behalf of Mercotrust Limited, as
                Trustee of the Relatasi Trust

    C           Power of Attorney in favor of Eliot Lauer and           18
                Jeremiah T. Mulligan granting each of them the
                power to file this amendment to Schedule 13D
                on behalf of Isaac Herzog, as Protector of the
                Relatasi Trust


    D           Agreement of Rescission, Repurchase and                 N/A
                Settlement dated as of November 1, 1995,
                between CPAC, Inc. and CPAC Investors, L.L.C.

    E           Agreement of James Seldon, Jr. relating to              N/A
                voting of Common Stock, dated October 31, 1995

    F           Agreement of Thomas N. Hendrickson relating to          N/A
                voting of Common Stock, dated October 31, 1995

    G           Letter Agreement of Robert Oppenheimer                  N/A
                relating to voting of Common Stock, dated
                October 31, 1995

    H           Letter Agreement of S. Daniel Abraham relating          N/A
                to voting of Common Stock, dated October 31,
                1995

    I           Letter Agreement of Thomas N. Hendrickson               N/A




                               Page 13 of 19 Pages

                relating to sale of Common Stock to CPAC
                Investors, dated October 31, 1995

    J           Letter Agreement of Joseph E. Sheehan relating          N/A
                to sale of Common Stock to CPAC Investors,
                dated November 1, 1995

    K           Letter Agreement of J. E. Sheehan & Company,            N/A
                Inc. relating to soliciting votes of Common
                Stock, dated October 31, 1995. (A certain
                attachment to this Letter Agreement is not
                included as part of Exhibit K)

    L           Subscription Agreement, dated December 28,              N/A
                1996, pursuant to which CPAC Investors
                purchased the 632,000 shares




                               Page 14 of 19 Pages